Exhibit (a)(5)(G)

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (the “Memorandum”) is entered into as of October 27, 2013, by and among the undersigned parties to Williams v. Official Payments Holdings, et al., Case No. 8970-CS (the “Delaware Action”), pending before the Court of Chancery of the State of Delaware (the “Court”), and Giachero v. Official Payments Holdings Inc., et al., Case No. 13-A-08794-8, pending before the Superior Court of Gwinnet County of the State of Georgia (the “Georgia Action,” and together with the Delaware Action, the “Actions”). Plaintiffs in the Delaware and Georgia Actions are referred to herein as “Plaintiffs” and their counsel, individually and collectively, as “Plaintiffs’ Counsel.” Defendants in the Delaware Action are collectively referred to herein as “Defendants” and their counsel as “Defendants’ Counsel.”

WHEREAS, on September 23, 2013, Official Payments Holdings, Inc. (“OPAY” or the “Company”) announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which it would be acquired by ACI Worldwide Inc. (“ACI”) for a cash price of $8.35 per share (the “Proposed Transaction”);

WHEREAS, following the announcement of the Proposed Transaction, three putative class-action lawsuits challenging the Proposed Transaction were filed, all of which the parties agree arise from the same set of operative facts and involve the same putative class: the first, the Delaware Action, in this Court on October 2, 2013, a second, the Georgia Action, in the Superior Court of Gwinnet County of the State of Georgia on October 14, 2013; and a third, in the United States District Court for the Northern District of Georgia on October 25, 2013 (Vesely v. Official Payments Holdings, Inc., et al., Case 1:13-mi-99999-UNA) (the “Vesely Action”);

WHEREAS, on October 4, 2013, OPAY filed a solicitation statement in connection with the Proposed Transaction on Schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (the “SEC”);

WHEREAS, on October 10, 2013, an amended complaint (the “Amended Complaint”) was filed in the Delaware Action, alleging, among other things: (1) that the individual members of the board of directors of OPAY breached their fiduciary duties owed to the shareholders of the Company by approving the Company’s entry into the Merger Agreement; (2) that the individual members of the board of directors of OPAY breached their fiduciary duties owed to shareholders by failing to take steps to maximize the value of OPAY, including the use of and failure to waive certain so-called “Don’t Ask, Don’t Waive” standstill provisions; (3) that ACI aided and abetted such breaches of fiduciary duties by the individual members of the board of directors of OPAY; and (4) that the Company omitted material facts from the 14D-9 it filed with the SEC;

WHEREAS, on October 11, 2013, the First Request for the Production of Documents and Things was served on Defendants in connection with the Delaware Action;

WHEREAS, also on October 11, 2013, in connection with the Delaware Action, a Subpoena Duces Tecum and Ad Testificandum was served on non-party William Blair & Company (“William Blair”), which served as a financial advisor to OPAY in connection with the Proposed Transaction;

WHEREAS, on October 14, 2013, a motion for expedited proceedings and a preliminary injunction was filed in connection with the Delaware Action;

WHEREAS, on October 15, 2013, the parties to the Delaware and Georgia Actions agreed to a schedule for expedited discovery proceedings in Delaware, as part of that agreement whereby plaintiff in the Georgia Action agreed to the immediate dismissal of the Georgia Action and to participate in the Delaware Action;

WHEREAS, on October 16, 2013, Plaintiffs and Defendants engaged in discussions regarding the production of documents and deposition testimony from OPAY and William Blair;

WHEREAS, on October 18, 2013, the parties agreed, and Defendants filed, a stipulation and proposed order governing the production and exchange of confidential discovery material with the Court, which was approved by the Court on October 21, 2013;

WHEREAS, between October 21, 2013 and October 22, 2013, Defendants and William Blair produced document discovery (including, but not limited to, board minutes, financial presentations, and emails concerning the Proposed Transaction and the process that led thereto) in accordance with the parties’ October 18th stipulation;

WHEREAS, Plaintiffs, in consultation with the financial consultant they had engaged, promptly reviewed all of the documents produced by Defendants;

WHEREAS, on October 21, 2013, Defendants filed a stipulated and proposed scheduling order regarding expedited proceedings, which was approved by the Court on October 23, 2013;

WHEREAS, in connection with the approval of that form of Order, the Court scheduled a hearing on the request of the plaintiff in the Delaware Action for injunctive relief;

WHEREAS, on October 23, 2013, James C. Hale, Chairman of the Board of Directors of OPAY, was deposed in Chicago, Illinois;

WHEREAS, on October 24, 2013, Robert Metzger, Managing Director and Head of Financial Services and Technology Investment Banking at William Blair, was deposed in Chicago, Illinois;

WHEREAS, on October 25, 2013, Plaintiffs filed an opening brief in support of a motion for a preliminary injunction in the Delaware Action;

WHEREAS, after arm’s-length negotiations, counsel to the parties have reached an agreement-in-principle concerning the proposed settlement of the Actions, which they set forth herein;

WHEREAS, Defendants each have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the Delaware Action or the Georgia Action, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties and are entering into this Memorandum solely to eliminate the burden and expense of further litigation; and

WHEREAS, Plaintiffs state that they brought their claims in good faith and continue to believe that their claims have legal merit, but nevertheless believe that the terms contained in this Memorandum are fair, reasonable, and adequate to both the Company and its shareholders and that it is reasonable to pursue a settlement of the Actions based upon the terms outlined herein;

NOW, THEREFORE, the parties to the Actions have reached an agreement-in-principle providing for the settlement of the Actions on the terms and subject to the conditions set forth below (the “Settlement”), which the parties believe is in the best interests of the parties and public shareholders of OPAY. The parties will attempt in good faith to promptly agree upon an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required in order to obtain final approval by the Court of the Settlement and the dismissal of the Delaware Action, and such Stipulation shall be executed and submitted to the Court for approval at the earliest practicable time. The consummation of the Settlement is subject to, among other conditions set forth in Paragraph 5 below, the drafting and execution of the Stipulation. The Settlement and the Stipulation shall expressly provide for and encompass the following and other customary terms:

1. Pursuant to their agreement with Plaintiffs, Defendants have agreed:

(a) to provide the additional disclosures attached hereto as Exhibit A (the “Supplemental Disclosures”), to be filed with the SEC as an amendment to the 14D-9 promptly upon execution of this Memorandum, and in no event later than October 28, 2013;

(b) to waive the provision that had prohibited 39 of 40 potential strategic acquirers and financial sponsors from requesting a waiver of their standstill obligations, which is also known as a “don’t-ask-don’t waive” provision, in the non-disclosure agreements (“NDAS”) between the Company and those 39 parties (the “NDA Parties”), and to inform the NDA Parties of the waiver (the “DADW Waiver”) on October 27, 2013; and

(c) to extend the deadline for the tender offer from November 1, 2013 to November 4, 2013 (the “Tender Offer Extension”).

Without admitting any wrongdoing, Defendants acknowledge that the filing and prosecution of the Delaware and Georgia Actions and discussions with Plaintiffs’ Counsel were the sole cause for the Supplemental Disclosures, DADW Waiver, and Tender Offer Extension. Plaintiffs’ counsel have proposed, reviewed, commented on, and approved the Supplemental Disclosures.

2. The parties shall engage in such further discovery, to be agreed upon by the parties, as is reasonably necessary to allow Plaintiffs to confirm that the Settlement is fair, reasonable and adequate (the “Confirmatory Discovery”). The parties shall make best efforts to complete such Confirmatory Discovery within 45 days of the execution of this Memorandum. In the event the parties are unable to agree on the scope of the Confirmatory Discovery, the scope of such Confirmatory Discovery shall be determined by the Court.

3. Subject to Plaintiffs’ continuing belief in the fairness, adequacy and reasonability of the Settlement, the parties to the Actions will use their best efforts to agree upon, execute and present to the Court within sixty (60) days of the satisfactory completion of any Confirmatory Discovery by Plaintiffs’ Counsel, a formal stipulation of settlement (the “Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Delaware Action (the Georgia Action to have been previously dismissed with prejudice) in the manner contemplated herein and by the Stipulation.

4. Subject to Plaintiffs’ continuing belief in the fairness, adequacy and reasonability of the Settlement, the Stipulation shall include, among other things, the following provisions:

(a) the conditional certification of the Delaware Action as a non opt-out class action pursuant to Court of Chancery Rule 23 on behalf of a class consisting of all record and beneficial owners of OPAY common stock during the period beginning on September 23, 2013, through the date of the consummation of the Proposed Transaction, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them (the “Class,” to be composed of “Class Members”). Excluded from the Class are Defendants, members of the immediate family of any Defendant, any entity in which a Defendant has or had a controlling interest, and the legal representatives, heirs, successors or assigns of any such excluded person;

(b) an agreement to a form of notice to submit for approval by the Court (when approved by the Court, the “Notice”). OPAY shall be solely responsible for providing Notice of the Settlement to the members of the Class in the form and manner directed by the Court. OPAY shall pay all costs and expenses incurred in filing and publishing the Supplemental Disclosures and providing Notice of the Settlement to members of the Class, with the understanding that Notice shall be effected by U.S. Mail;

(c) the complete discharge, dismissal with prejudice on the merits, release and settlement of, and a permanent injunction barring, to the fullest extent permitted by law, any and all manner of claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, costs, expenses, matters and issues known and unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, including unknown claims that could have been, or in the future can or might be asserted in any court, tribunal or proceeding, against Defendants, William Blair, and their respective predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them, and each of their predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them (including, without limitation, any investment bankers, accountants, insurers, reinsurers or attorneys and any past, present or future officers, directors and employees of any of them) (individually a “Released Party,” and collectively, the “Released Parties”), by Plaintiffs or any member of the Class in their capacity as stockholders, related to the Proposed Transaction, in any forum, including class, derivative, individual, or other claims, whether state, federal, or foreign, common law, statutory, or regulatory, including, without limitation, claims under the federal securities laws or state disclosure laws, arising out of, related to, or concerning (i) the allegations contained in the Actions, (ii) the Proposed Transaction, any agreements, and disclosures relating to the Proposed Transaction, and any compensation or other payments made to any of the Defendants in connection with the Proposed Transaction, (iii) the Supplemental Disclosures, any amendments thereto or any other disclosures relating to the Proposed Transaction, or any purported failure to disclose, with or without scienter, material facts to stockholders in connection with the Proposed Transaction, or (iv) any purported aiding and abetting of any of the foregoing (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include the right of the Plaintiffs or any members of the Class to enforce in the Court the terms of the Stipulation or any claims for appraisal, if any, pursuant to 8 Del. Code § 262;

(d) a release by Defendants of Plaintiffs, members of the Class and their counsel, from all claims or sanctions, known or unknown, accrued or unaccrued, arising out of or in any way related to the instituting, prosecution, settlement or resolution of the Actions, provided however, that the Defendants and Released Parties shall retain the right to enforce in the Court the terms of this Memorandum, the Settlement, or the Stipulation;

(e) a statement that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the Plaintiffs, the Class or anyone else;

(f) a statement that Defendants are entering into the Settlement solely because it will eliminate the uncertainty, distraction, burden and expense of further litigation;

(g) a statement that Plaintiffs believe that their claims had substantial merit when filed and are settling these claims solely because they believe that the Supplemental Disclosures, DADW Waiver and Tender Offer Extension will provide substantial value to the stockholders of OPAY;

(h) a statement that Plaintiffs will not seek any further disclosures other than those set forth on Exhibit A;

(i) a statement that Plaintiffs have concluded that the Settlement is fair and adequate, and that it is reasonable to pursue the Settlement based upon the terms and procedures outlined herein;

(j) a statement that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings;

(k) a statement that plaintiff in the Georgia Action has filed a notice of dismissal with prejudice of the Georgia Action or has taken any and all required steps to effect dismissal with prejudice of the Georgia Action; and

(l) an Order, subject to further Order of the Court, that pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Class, or any individually, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Party;

(m) a statement that: (i) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; (ii) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code; and (iii) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT OT EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged that the forgoing waiver (of the “Unknown Claims”) was separately bargained for, is an integral element of the Settlement, and was relied upon by each and all of the Defendants in entering into the Settlement.

(n) a statement that the parties and their counsel have at all times relating to the Actions complied with Delaware Court of Chancery Rule 11.

(o) a statement that the releases extended to Plaintiffs and Plaintiffs’ Counsel include “Unknown Claims” as defined above.

5. This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if: (a) the Settlement does not obtain final approval by the Court for any reason; (b) the Proposed Transaction is not consummated for any reason; (c) the Court does not approve a complete release of all Released Parties; (d) the Court declines to certify a mandatory non-opt-out Class as requested in the Stipulation. In the event any party withdraws from the Settlement, this Memorandum shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Delaware Action, except that Defendants may, at their sole discretion, agree to elect to waive the requirement that the Merger be consummated and choose to enforce the settlement.

6. If any action is currently pending or later filed in state or federal court asserting claims that are related to the subject matter of the Actions prior to Final Court Approval of the proposed Settlement, which, for the avoidance of doubt, shall include the Vesely Action, Plaintiffs shall cooperate with Defendants in obtaining the dismissal, stay or withdrawal of such related litigation, including where appropriate joining any motion to dismiss or stay such litigation.

7. Plaintiffs further agree that, pending negotiation, execution and Final Court Approval of the Settlement by the Court, and except as otherwise ordered by the Court, Plaintiffs will cease the proceedings and stay the Delaware Action. Plaintiffs’ counsel further agrees that Defendants’ time to answer or otherwise respond to the Amended Complaint or any outstanding discovery requests is extended indefinitely.

8. This Memorandum will be executed by counsel for the parties to the Actions, each of whom represents and warrants that they have the authority from their client(s) to enter into this Memorandum and bind their clients thereto, that they have been stockholders of OPAY at all relevant times, that as of the date hereof, they continue to hold their stock in the Company, and that none of the named Plaintiffs’ claims or causes of action referred to in any complaint in the Actions or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

9. This Memorandum, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to Delaware’s principles governing choice of law. The Settlement shall be submitted for approval only by the Chancery Court of Delaware, and all fee applications must be made in the Chancery Court of Delaware. The parties agree that any dispute arising out of or relating in any way to this Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the parties expressly waive any right to demand a jury trial as to any such dispute.

10. This Memorandum constitutes the entire agreement between the parties and may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

11. The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any party of any fault, liability, wrongdoing, or any infirmity or weakness of any claim or defense, as to any facts or claims that have been or might be alleged or asserted in the Actions, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Actions, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein, provided, however, that it may be introduced for purposes of an application for an award of attorneys’ fees and expenses by Plaintiffs’ Counsel.

12. This Memorandum shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

13. The Plaintiffs reserve the right to make a petition for an award of attorneys’ fees and expenses to the Court in connection with their role in causing the Supplemental Disclosures, DADW Waiver and Tender Offer Extension. Subject to the terms and conditions of this Memorandum, the terms and conditions of the Stipulation contemplated hereby and subject to final approval of the Settlement and an award of attorneys’ fees and expenses by the Court, OPAY, either on behalf of itself or through its insurer(s) or successors, and for the benefit of the other defendants in the Delaware Action, shall pay such fees and expenses as are awarded by the Court to Delaware Plaintiffs’ Counsel within ten (10) business days after entry of the Court’s order awarding such fees. In the event that any such order is reversed or modified on appeal, Plaintiffs’ counsel are jointly and severally obliged to refund to Defendants the amount by which the fees and expenses were reduced and all interest accrued or accumulated thereon. As of the signing of this Memorandum, Plaintiffs and Defendants have not discussed the amount of any such fee award. The Plaintiffs and Defendants will seek to negotiate in good faith the amount of such fees and expenses after all other terms of the Stipulation have been negotiated. Any failure by the parties to reach agreement in the Stipulation on an amount of fees and expenses, or by the Court to approve the amount of such fees, shall not affect the validity of the Settlement. Except as provided in this Memorandum, the Released Parties shall bear no other expenses, costs, damages, or fees alleged or incurred by the named Plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

14. Plaintiffs and Plaintiffs’ Counsel expressly reserve their rights, if any, to seek an award of attorneys’ fees and costs if the parties do not consummate the Proposed Transaction or if the Settlement is not approved by the Court. The Defendants reserve their right to oppose the amount of any such fee application.

15. The parties to the Actions will present the Settlement to the Court for hearing and approval as soon as reasonably practicable following dissemination of appropriate notice to class members, and will use their individual and collective best efforts to obtain Final Court Approval of the Settlement and the dismissal of the Actions with prejudice as to all claims asserted or which could have been asserted against the Defendants in the Actions and without costs to any party, except as expressly provided herein. As used herein, “Final Court Approval” of the Settlement means that the Court has entered an order approving the Settlement in accordance with the Stipulation, and such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by leave, certiorari, or otherwise, has expired.

16. The “Effective Date” of the settlement shall be the date on which the Order of the Court approving the settlement and dismissal of the Delaware Action becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

17. This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth above.

Dated: October 27, 2013

RIGRODSKY & LONG, P.A.

Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 N. Market Street, Suite 980 Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff Charles Williams in the Delaware Action

LEVI & KORSINSKY, LLP

Shannon L. Hopkins
Stephanie A. Bartone
30 Broad Street, 24th Floor
New York, NY 10004
(212) 363-7500

Attorneys for Plaintiff Joseph L. Giacherio in the Georgia Action

RICHARDS, LAYTON & FINGER, P.A.
OF COUNSEL:

KIRKLAND & ELLIS LLP	Gregory P. Williams (#2168)
Yosef J. Riemer, P.C.	Susan M. Hannigan (#5342)
LeMar Moore	920 North King Street
601 Lexington Avenue	Wilmington, DE 19801
New York, NY 10022	(302) 651-7700
(212) 446-4800
Attorneys for Defendants Official Payments Holdings, Inc., Charles W. Berger, Morgan P. Guenther, James C. Hale, Alex P. Hart, David A. Poe, Zachary F. Sadek, and Katharine A. Schipper

POTTER ANDERSON & CORROON LLP
OF COUNSEL:

BAKER & McKENZIE LLP
Elizabeth Yingling	Michael A. Pittenger (#3212)
Laura O’Rourke	Gerard M. Clodomir (#5467)
Will Daugherty	1313 North Market Street
Meghan George	Hercules Plaza
2001 Ross Ave, Suite 2300	P.O. Box 951
Dallas, TX 75201	Wilmington, Delaware 19899
(214) 978-3000	Phone: (302) 984-6136
Fax: (302) 658-1192

Attorneys for Olympic Acquisition Corp. and ACI Worldwide Inc.

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Subject Company)

OFFICIAL PAYMENTS HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

676235104

(CUSIP Number of Class of Securities)

Alex P. Hart

President and Chief Executive Officer

3550 Engineering Drive

Suite 400

Norcross, GA 30092

(770) 325-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

With copies to:

David Breach

Jeffrey Symons

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2013 by Official Payments Holdings, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 filed with the Commission on October 18, 2013 and Amendment No. 2 filed with the Commission on October 22, 2013 (the “Schedule 14D-9”), relating to the tender offer by ACI Worldwide, Inc., a Delaware corporation (“ACI”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) at a price per Share equal to $8.35 in cash, net to the seller, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2013 (as amended) and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 14D-9.

Reasons for the Recommendation of the Company Board

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” is hereby amended and supplemented as follows:

Background of the Offer; Reasons for the Recommendation of the Company Board.

Background of the Offer.

The fourth full paragraph on page 13 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the third sentence of the paragraph:

“It was mutually agreed by Mr. Heasley and the remainder of the Company Board that he should not stand for re-election as a director of the Company in light of ACI’s recent acquisition of Online Resources Corporation, which created the potential for conflicts of interest in the future.”

The final sentence of the fourth full paragraph on page 13 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“A list of seven potential acquisition targets that had been identified by management with the assistance of William Blair was then discussed, along with the anticipated synergies, costs and risks associated with each potential target.”

The second and third sentences of the second full paragraph on page 14 of the Schedule 14D-9 are hereby amended and restated in their entirety to read as follows:

“The Development Committee discussed three potential acquisition targets and whether such acquisitions would be accretive to the Company, along with the anticipated synergies, costs and risks associated with each potential target. The potential acquisition targets had been identified by management with the assistance of William Blair. After careful consideration and discussion, the Development Committee decided that it would report to the Company Board that it was the consensus of the Development Committee that pursuing an acquisition strategy with these three potential acquisition candidates was not in the best interest of the Company or its stockholders, as they had the potential to adversely impact certain of the Company’s key business relationships, including its relationship with the Internal Revenue Service, were beyond the financial capacity of the Company to execute and/or the management teams of the potential candidates had inflated expectations as to valuation.”

The fourth sentence of the final paragraph beginning on page 14 and continuing on to page 15 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

“The Development Committee further noted that the consensus of the Development Committee was that the Company did not have the financial capacity to execute an acquisition of the target size preferred by the Development Committee and recommended by William Blair (which was generally in the range of $20 million), and that, while no detailed valuation analysis had been performed with respect to the various target companies, their management teams had inflated expectations as to valuation.”

The final paragraph beginning on page 15 and continuing onto page 16 of the Schedule 14D-9 is hereby amended and restated by in its entirety to read as follows:

“Throughout mid-May, June and July of 2013, William Blair contacted 79 potential acquirers, 40 of which were potential strategic acquirers and 39 of which were financial sponsors, to gauge their interest in a possible transaction involving the Company. The Company ultimately provided confidential information to, and executed confidentiality and standstill agreements with, 39 parties during this period, 12 of which were potential strategic acquirers and 27 of which were financial sponsors. The majority of the confidentiality and standstill agreements contain a standstill provision (a “standstill”) preventing the potential bidder from offering to purchase Shares for a specified period of time, ranging from nine to 24 months, without the written invitation of the Company Board. Not all of the parties that were willing to execute a confidentiality agreement with the Company were prepared to accept a standstill. In these instances, the Company and its advisors weighed the benefit of having the potential acquirer participate in the process, the nature of the information that was likely to be provided to the potential acquirer and the risks to the strategic assessment process if a standstill were not obtained. As a result, not all of the confidentiality agreements contain a standstill. In addition, the confidentiality agreements contain a provision stating that a potential bidder is not permitted to ask for a waiver of the standstill (a “no-ask, no-waiver” provision). Thus, absent the Company’s decision to affirmatively waive the no-ask-no-waiver provisions of the confidentiality agreements, none of the parties to the confidentiality agreements could approach the Company to request a waiver of the standstill to present an offer to purchase Shares in a consensual merger or other form that might constitute a superior proposal under the terms of the Merger Agreement with ACI. However, the Merger Agreement permits the Company Board to waive such provisions if the Company Board determines that the failure to do so would be reasonably likely to be inconsistent with its fiduciary obligations. The confidentiality and standstill agreement entered into with ACI contained a nine month standstill and a non-solicitation of employees covenant that terminates on the earlier to occur of (i) 15 days following the date on which the Company completed a change of control transaction and (ii) nine months following the date of the ACI confidentiality and standstill agreement. All of the standstills remain in effect and none has been waived.”

The fourth full paragraph on page 16 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the paragraph:

“Of the nine parties invited to continue in the process, four were financial sponsors and five were potential strategic acquirers. The other six parties that had submitted indications of interest were not invited to continue in the process largely because their proposed acquisition prices were not competitive or attractive to the Company Board.”

The fifth full paragraph on page 17 of the Schedule 14D-9 shall be amended and supplemented by inserting the following at the end of the paragraph:

Strategic Buyer 1 had initiated discussions with William Blair early in the month of August regarding the sales process and had executed a confidentiality and standstill agreement on August 6, 2013, after which it was granted access to the online data room.

The sixth full paragraph on page 17 of the Schedule 14D-9 shall be amended and supplemented by inserting the following at the end of the paragraph:

In late August, Mr. Hart had dinner with Mr. Heasley, during which the potential transaction was discussed at a high level, as was the potential for Mr. Hart to assume a position within ACI if a transaction were consummated. No specific proposal was made to Mr. Hart. Messrs. Hart and Heasley again discussed a potential role for Mr. Hart with ACI on a few occasions in October, 2013, but no agreement has been reached. It is currently anticipated that Mr. Hart may serve as a consultant during a transition period, before moving on to pursue other opportunities.

The following paragraph shall be added immediately following the first full paragraph on page 20 of the Schedule 14D-9.

On Sunday, October 27, 2013, the Company provided written notice to each of the parties with which it had entered into a confidentiality and standstill agreement, that the Company was formally waiving the no-ask, no-waiver provisions in such confidentiality and standstill agreements. The Company’s decision to waive such no-ask, no-waiver provisions was a result of settlement discussions regarding certain shareholder litigation brought in connection with the proposed merger.

Opinion of the Company’s Financial Advisor.

Discounted Cash Flow Analysis.

The first paragraph under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second and third sentences of the paragraph:

“Free cash flow for this analysis is defined as adjusted EBITDA less taxes, capital expenditures and changes in net working capital. Stock-based compensation was treated as a non-cash expense for purposes of determining adjusted EBITDA.”

The second paragraph under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9 is hereby amended and the restated in its entirety to read as follows:

“To discount the projected free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 18% to 22%. The discount rates were selected by William Blair based on the Company’s weighted average cost of capital (“WACC”) applying the capital asset pricing (“CAP”) model. The CAP model assumes the weighted average cost of debt and equity, according to the debt to equity ratio based on an assumed capital structure. To calculate a cost of equity, the CAP model requires adding (i) a risk-free rate, (ii) the product of an assumed beta multiplied by an equity risk premium and (iii) a size premium. To determine the range of diluted implied equity value per Share, William Blair subtracted management’s estimate of total debt of $0.00 and added management’s estimate of total cash of $30 million, excluding settlement cash, as of September 30, 2013. William Blair then divided this result by the total estimated Shares outstanding and Share equivalents as of September 30, 2013, which were approximately 17.8 million Shares (fully diluted). The diluted equity value implied by the discounted cash flow analysis utilizing the multiples based terminal value ranged from $6.34 per Share to $8.10 per Share. The diluted equity value implied by the discounted cash flow analysis utilizing the perpetuity growth rate based terminal value ranged from $9.56 per Share to $12.07 per Share. Additionally, as a result of historical net operating losses (“NOLs”), the Company has accumulated significant NOL carry forwards that present additional value opportunities in the proposed transaction. Management of the Company estimated the value of the Company’s NOLs to be $120 million as of September 30, 2013. William Blair performed a separate analysis to determine the net present value of the NOLs as of September 30, 2013 on a standalone intrinsic basis, and arrived at an incremental value of approximately $1.17 per Share. William Blair used a corporate tax rate of 35% for purposes of this analysis. To derive the present value of the NOLs, William Blair applied a discount rate of 20%, the midpoint of the range of discount rates used in the Discounted Cash Flow analysis.”

The following sentence shall be added immediately after the table presenting the results of the discounted cash flow analysis under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9:

“The exit multiple methodology yielded an implied perpetuity growth rate range of 9.6% to 14.9%.”

The following table shall be added immediately after the sentence added above, which was added immediately after the table presenting the results of the discounted cash flow analysis under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9:

Period	FY2014E	FY2015E	FY2016E	FY2017E
FCF ($ millions)	$9.9	$11.6	$14.2	$18.8

The following two tables shall be added immediately after the table added above, under the heading “Discounted Cash Flow Analysis” on page 28 of the Schedule 14D-9:

		WACC Sensitivy Analysis
		Size Premium
		7.0%	8.0%	9.0%	10.0%
	0.90	16.4%	17.4%	18.4%	19.4
Levered	1.00	17.1%	18.1%	19.1%	20.1
Beta	1.10	17.9%	18.9%	19.9%	20.9
	1.20	18.6%	19.6%	20.6%	21.6
	1.30	19.3%	20.3%	21.3%	22.3

Weighted Average Cost of Capital
Cost of Equity
Risk-Free Rate(1)	2.94%
Levered Beta(2)	1.07
Market Risk Premium(3)	7.20%
Size
Premium(3)	8.90%

Cost of Equity(4)	19.51%

Cost of Debt
Debt / Capital	0.00%
Debt / Equity	0.00%
Pre-Tax Cost of Debt	—
Tax Rate	35.00%

After-Tax Cost of Debt(5)	—

Weighted Average Cost of Capital(6)	19.51%

(1)	Risk-Free Rate is the 10 year U.S. Treasury Yield as of September 10, 2013.
(2)	Three-year Weekly Levered Beta per Bloomberg as of September 10, 2013.
(3)	As reported by Ibbotson as of 2013. The Market Risk Premium represents the intermediate horizon expected equity risk premium; the Size Premium is the appropriate size premium based on equity market capitalization.
(4)	Cost of Equity = Risk Free Rate + (Beta * Market Risk Premium) + Size Premium.
(5)	After-Tax Cost of Debt = Pre-Tax Cost of Debt * (1-Tax Rate)
(6)	WACC = (Debt/(Debt + Equity))(Cost of Debt)(1-Tax Rate) + (Equity/(Debt + Equity))(Cost of Equity)

Leveraged Acquisition Analysis.

The first paragraph under the heading “Leveraged Acquisition Analysis” on page 29 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the second sentence of the paragraph:

“For purposes of this analysis, William Blair assumed debt financing for the transaction of a $19.7 million term loan at 6.0% cash interest and an initial financing fee of 2.0% and subordinated debt of $7.9 million at 12% cash interest and 2.0% pay-in-kind interest and an initial financing fee of 3.0%.”

The following table shall be added immediately after the table presenting the results of the leveraged acquisition analysis under the heading “Leveraged Acquisition Analysis” on page 29 of the Schedule 14D-9:

	Range without NOL		Range with NOL
	Low	High	Low	High
DCF - Perpetual Growth Sensivity	$6.34	$8.10	$7.51	$9.27
DCF - Terminal Exit Multiple Sensitivity	$9.56	$12.07	$10.73	$13.24
LBO - Exit Multiple Sensitiviy	$7.95	$11.03	$8.77	$11.84
LBO - Leverage Multiple Sensitivity	$8.31	$10.44	$9.13	$11.26

The first paragraph under the heading “Leveraged Acquisition Analysis” on page 29 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the paragraph:

“William Blair used a corporate tax rate of 35% for purposes of this analysis. To derive the present value of the NOLs, William Blair applied a discount rate of 10%.”

The first full paragraph on page 31 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the paragraph:

“During the prior two years, William Blair has provided financial advisory services to the Company in 2011 and strategic assessment services to the Company in 2013 (discussed under “—Background of the Offer”), and has received approximately $75,000 in fees in the aggregate for providing these services. During the prior two years, William Blair has not provided any services to ACI.”

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended as follows:

Litigation.

The following paragraphs shall be added after the first full paragraph under the heading “Litigation” on page 34 of the Schedule 14D-9:

“On October 10, 2013, the plaintiff in Williams v. Official Payment Holdings, et al. (the “Delaware Action”) filed an amended complaint, which asserts substantially the same legal theories as the initial complaint, but further alleges that the Company omitted material facts from the Schedule 14D-9 it filed with the Securities and Exchange Commission on October 4, 2013. On October 14, 2013 the plaintiff in the Delaware Action filed a motion for a preliminary injunction requesting the court to enjoin defendants from consummating the Merger.

On October 25, 2013, an additional putative class action lawsuit, captioned Vesely v. Official Payments Holdings, Inc., et al., Case No. 1:13-mi-99999-UNA (the “Vesely Action”), was filed in the United States District Court for the Northern District of Georgia. The Vesely Action names the same defendants and asserts substantially similar claims as alleged in the prior Delaware Action and in Giacherio v. Official Payment Holdings, et al., but further alleges that OPAY and its board of directors violated certain sections of the Securities Exchange Act of 1934. None of the defendants have yet been served in the Vesely Action.

On October 27, 2013, the Company entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Action and Giacherio v. Official Payment Holdings, et al., which sets forth the parties’ agreement in principle for settlement. As explained in the MOU, the Company has agreed to the settlement solely to eliminate the burden and expense of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the appropriate certification of a non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of OPAY common stock during the period beginning on September 23, 2013, through the date of the consummation of the merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and the release of all asserted claims. The asserted claims will not be released until such stipulation of settlement is approved by the Delaware Chancery Court. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the merger consideration to be received by the Company stockholders.

Additionally, as part of the settlement, the board of directors has agreed to waive all no-ask, no-waiver provisions contained in the confidentiality agreements signed by former potential bidders. The Company also has agreed to make certain additional disclosures related to the proposed merger, which are set forth in Amendment No. 3 to this Schedule 14D-9. The additional disclosures supplement the disclosures contained in the Schedule 14D-9 filed by the Company with the SEC on October 4, 2013 and should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. Nothing in this filing or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein.

As contemplated by the MOU, the release contained in the stipulation is in consideration of the additional disclosures in this amendment.”

Financial Projections.

The first full paragraph under the heading “Financial Projections” is amended and supplemented by inserting the following at the end of the paragraph:

“These financial projections were also provided to certain other potential acquirers as they were included in the management presentation and were posted in the Company’s online data room.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OFFICIAL PAYMENTS HOLDINGS, INC.

By:	/s/ ALEX P. HART
Name:	Alex P. Hart
Title:	President and Chief Executive Officer

Dated: October 28, 2013